

SEC 16022463

SEC FILE NUMBER
8-69129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTCex, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue, Suite 602
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTYNAS KAVALIAUSKAS (212) 220-2729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF, CPAs, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTYNAS KAVALIAUSKAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCTex, LLC, as of SEPTEMBER 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OTCex, LLC

We have audited the accompanying statement of financial condition of OTCex, LLC as of September 30, 2016, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended. These financial statements are the responsibility of OTCex, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTCex, LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of OTCex, LLC's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 5, the Company had previously reported certain commissions receivable as allowable assets in error, which was detected subsequent to year end. As a result, there was a four month period during the fiscal year when the retroactive application of the correct treatment resulted in the Company's net capital being below the required minimum.

MBAF CPAs, LLC

New York, NY
December 12, 2016

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
September 30, 2016

ASSETS		
Cash	$	1,450,160
Due from clearing firms		633,291
Commissions receivable		4,062,997
Employee advance, net		181,119
Prepaid expenses and security deposits		310,269
Property and equipment, net of accumulated depreciation of $115,576		180,204
TOTAL ASSETS	$	6,818,040

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	221,382
Due to Member		1,674,419
Accrued bonuses		1,035,044
Current tax liability		282,118
Deferred tax liability		258,793
Subordinated loan		500,000
TOTAL LIABILITIES		3,971,756
MEMBER'S EQUITY		2,846,284
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,818,040

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended September 30, 2016

REVENUES	
Commission income	$ 14,645,315
Other income	128,177
Total revenues	14,773,492
OPERATING EXPENSES	
Salaries, bonuses and related costs	6,301,476
Administrative expense sharing	4,154,533
Clearance charges and commission expense	1,352,836
Management fees	350,000
Rent	391,750
Travel	49,789
Insurance	171,894
Office and other	88,480
Professional fees	368,187
Regulatory fees	31,463
Communications	134,758
Dues and subscriptions	601,543
Interest and bank charges	38,679
Depreciation	49,045
Meals and entertainment	208,777
Total expenses	14,293,210
INCOME BEFORE PROVISION FOR INCOME TAXES	480,282
Provision for income taxes	256,281
NET INCOME	$ 224,001

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2016

MEMBER'S EQUITY, SEPTEMBER 30, 2015	$	1,422,283
Capital contributions		1,200,000
Net income		224,001
MEMBER'S EQUITY, SEPTEMBER 30, 2016	$	2,846,284

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Subordinated Loan
For the Year Ended September 30, 2016

BALANCE, SEPTEMBER 30, 2015	$	500,000
Activity during year ended September 30, 2016		-
BALANCE, SEPTEMBER 30, 2016	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended September 30, 2016

OPERATING ACTIVITIES:	
Net income	$ 224,001
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation expense	49,045
Deferred tax benefit	(100,237)
Changes in operating assets and liabilities	
Increase in due from clearing firms	(166,649)
Increase in commissions receivable	(1,874,474)
Increase in employee advance	(181,119)
Increase in prepaid expenses and security deposits	(260,365)
Decrease in accounts payable, accrued expenses and other liabilities	(7,565)
Increase in due to Member	523,907
Increase in accrued bonuses	932,044
Increase in current tax liability	208,652
Net cash used in operating activities	(652,760)
FINANCING ACTIVITIES:	
Capital contributions	1,200,000
Net cash provided by financing activities	1,200,000
NET INCREASE IN CASH	547,240
CASH AT BEGINNING OF YEAR	902,920
CASH AT END OF YEAR	$ 1,450,160

Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 74,400
Cash paid during the year for interest	$ 28

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP") and is required by the SEC and FINRA.

Use of estimates -The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk- The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable- Commissions receivable are uncollateralized customer obligations, due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. The allowance was $0 as of September 30, 2016.

Deposits with Clearing Agent- The Company, per the terms of its clearing agreements, is required to maintain restricted security deposit with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreement. All clearing deposits are included in due from clearing firms on the accompanying statement of financial condition.

Property and equipment– Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years).

Revenue recognition - Commissions related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code.

The Company files its income tax return in the U.S. federal jurisdiction and in the state and city of New York. All tax years since the Company's inception are subject to U.S. federal income tax examination by all authorities.

The Company files an annual 1120 tax return on a cash basis. The Company recognizes current tax assets and liabilities for federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their ability to be realized exists.

The Company applies the provisions of Account Standards Codification ("ASC") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended September 30, 2016 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended September 30, 2016. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognized interest and penalties, if any, as interest expenses on the statement of operations.

3. INCOME TAXES

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax asset and deferred tax liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Income tax expense consisted of the following:

Current:	
Federal	$ 290,189
State and local	66,329
	356,518
Deferred:	
Federal	(81,588)
State and local	(18,649)
	(100,237)
Total tax expense	$ 256,281

The following reconciles the Company's effective tax rate from the U.S. federal statutory tax rate to such amount for the year ended September 30, 2016:

Federal statutory tax rate	34%
Permanent tax differences	7%
State and local income tax (net of effect on federal income tax)	12%
Effective tax rate	53%

3. INCOME TAXES (continued)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise a net deferred tax liability of approximately $258,793. for the accrual to cash difference for income tax reporting.

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of September 30, 2016 include the following:

Subordinated loan, 3% due September 23, 2017	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at a rate of $1,250 per month or $15,000 per year. None of the interest accrued to date has been remitted and the balance of accrued interest of $42,750 is included in due to Member on the accompanying statement of financial condition. The subordinated loan provides for automatic anuual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital that exceeds the greater of either $45,000 or 6.67% of aggregate indebtedness. On September 30, 2016, the Company had net capital of $901,987, which exceeded the minimum capital requirement of $214,198 by $687,789. The Company's ratio of aggregate indebtedness to net capital was 3.56:1. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

Throughout the calendar year, the Company treated its commissions receivable from customers that are broker dealers as allowable assets, provided that the receivable was outstanding for less than 30 days. After year end, it was brought to the Company's attention that this treatment is not in accordance with SEC guidance, and all receivables must be reported as non-allowable. The Company was capital compliant at September 30, 2016 after this correction. However, there was a four month period during the fiscal year when the retroactive application of this treatment resulted in previously unidentified deficiencies where the Company's net capital was below the required minimum. Management continues to support its original position, and has placed a request with the SEC to reevaluate the allowability of these receivables.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its customers rests with the customer (if self-clearing), customer's clearing broker, SEF and/or exchange, as applicable. Off statement of balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company, the Company may be responsible for reimbursing the customer for any losses incurred as a result of such trade error. As of the fiscal year ending on September 30, 2016, the Company had not been notified by any customers, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its customers. The Company is not counterparty to any Transaction and does not act as principal to any such Transactions.

7. SIGNIFICANT CUSTOMER

Commission income from four customers amounted to 41% of commission income for fiscal year ended September 30, 2016. Commissions receivable from four customers amounted to 45% of commissions receivable for fiscal year ended September 30, 2016.

8. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company. For the year ended September 30, 2016, administrative sharing expenses incurred under the expense sharing agreement amounted to $4,154,533. The Company also incurs a fee of $200,000 per calendar year payable to the Member for management efforts. The Company reimburses the Member for office rent incurred on the Company's behalf. Rent payments to the Member for the year ending September 30, 2016 totaled $68,483, which was paid in full. As of September 30, 2016 the balance of the management fee was paid in full. The Company had a balance of $1,674,419 payable to the Member as of September 30, 2016, inclusive of accrued interest of $42,750 on the subordinated loan.

9. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $29,370 during the year ended September 30, 2016 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

10. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing agents. The Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

11. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

		Depreciable Life Years
Furniture	$ 78,191	7
Computer equipment	217,589	5
	295,780	
Less: accumulated depreciation	(115,576)	
Property and equipment, net	$ 180,204	
Depreciation expense for the fiscal year ended September 30, 2016		$ 49,045

12. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space. Rent expense for the fiscal year ended September 30, 2016 totals $391,750. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending September 30:	Amount
2017	$ 302,447
2018	293,845
2019	190,478
2020	47,969
Total	$ 834,739

Subtenant - The Company subleases office space. The income from the subtenant is included in the statement of operations as a reduction in rent expense. Subtenant lease payments for the fiscal year ended September 30, 2016 totals $28,167. Future minimum rental receipts under the sublease are as follows:

Fiscal Year ending September 30:	Amount
2017	$ 88,396
2018	83,253
Total	$ 171,649

Employment Contracts -The Company has commitments to various employees, as set forth in their employment contracts. The agreements include guaranteed compensation for the term of the employment contracts. The minimum salary payments under the herein mentioned employment contracts are as follows:

Fiscal Year ending September 30:	Amount
2017	$ 765,000
2018	613,333
2019	400,000
2020	400,000
2021	400,000
2022	100,000
Total	$ 2,678,333

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements

14. EMPLOYEE ADVANCE

The Company issued a series of advances to one of its employees during 2016, for which there are loan agreements totaling $954,000. During the year the employee repaid $62,954 of this advance through his net paychecks. The gross employee advance as of September 30, 2016 was $891,046. As of September 30, 2016 the Company owed the same employee $709,927 in accrued bonuses. The offsetting receivable and payable were reflected as a net asset of $181,119 on the balance sheet as of the date of the fiscal year end.

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17

As of September 30, 2016

MEMBER'S EQUITY		
	$	2,846,284
ADDITIONS AND/OR CREDITS:		
Liabilities subordinated		500,000
Addback for deferred tax liabilities on non-allowable receivables		258,793
Addback for broker payable on non-allowable receivables		2,031,499
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES		5,636,576
DEDUCTIONS AND/OR CHARGES:		
Non-allowable receivables		(4,062,997)
Prepaid expenses and security deposits		(310,269)
Employee advance		(181,119)
Property and equipment, net of accumulated depreciation		(180,204)
		(4,734,589)
NET CAPITAL	$	901,987
AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses and other liabilities		221,382
Due to Member		1,674,419
Accrued bonuses		1,035,044
Current tax liability		282,118
	$	3,212,963
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $45,000)	$	214,198
Excess net capital	$	687,789
Percentage of aggregate indebtedness to net capital		356%
Ratio of aggregate indebtedness to net capital		3.56:1

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of September 30, 2016.

See report of independent registered public accounting firm.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Other Information
For the Year Ended September 30, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (the "exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OTCex, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC
New York, NY
December 12, 2016

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

OTCex, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martynas Kavaliauskas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Authorized Signature

CEO

Title

12/12/2016

Date


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company"), as of and for the year ended September 30, 2016, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above:

- The outsourced FINOP does not review significant contracts entered into by the Company to ensure proper accounting treatment under accounting principles generally accepted in the United States of America.

- The Company erroneously reported a portion of its commissions receivable as an allowable asset throughout the fiscal year, causing their net capital computations to be incorrect. As a result, at times during the year, the Company did not maintain net capital in excess of the required minimums and failed to report such non-compliance to regulators in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC
New York, NY
December 12, 2016


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of OTCex, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by OTCex, LLC and Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating OTCex, LLC's compliance with the applicable instructions of Form SIPC-7. OTCex, LLC's management is responsible for OTCex, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Wire Date	Payee	Amount
April 28, 2016	SIPC	$15,109

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including focus reports, general ledger and financial statements from October 1, 2015 to September 30, 2016, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including focus reports, general ledger and financial statements from October 1, 2015 to September 30, 2016 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
December 12, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended SEPTEMBER 30, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OTC EX LLC
135 East 57th Street, 23rd Floor
New York, NY 10022

8-69129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700 ext 25

2. A. General Assessment (item 2e from page 2) $13,234

B. Less payment made with SIPC-6 filed (exclude interest) (15,109)
April 28, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (1,875)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(1,875)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(1,875)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OTC EX LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of OCTOBER, 20 16.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCT 1st, 2015 and ending SEP 30th, 2016
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$14,773,492
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	8,126,790
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,352,836
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $350	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	350
Total deductions	9,479,976
2d. SIPC Net Operating Revenues	$5,293,516
2e. General Assessment @ .0025	$13,234

(to page 1, line 2.A.)